Exhibit 21

Sustain Technologies, Inc., a Virginia Corporation, is a wholly-owned subsidiary of the Daily Journal Corporation.

As of December 4, 2012, New Dawn Technologies, Inc., a Utah Corporation, is also a wholly-owned subsidiary of Daily Journal Corporation.